PROGREEN US, INC.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

September 14, 2016

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Progreen US, Inc.
SEC Comment Letter dated September 12, 2016
Preliminary Information Statement on Schedule 14C
Filed August 31, 2016
File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen US, Inc. (the “Company”) to the comments set forth in your comment letter dated September 12, 2016 on the captioned filing (the “PRE 14C”) under the Securities Exchange Act of 1934, as amended. The Company has filed, concurrently with the filing of this correspondence, an amended Schedule 14C (the “PRER 14C”).

General

1.	Stockholder Vote for Approval of Proposal. The discussion relating to stockholder approval discusses the components of the stockholder vote (by three stockholders) approving the proposal. The total vote, number of shares and percentage are disclosed; and the holdings of each of the three stockholders is set forth in the principal stockholders table. The stockholders approving the proposal are the controlling stockholders of the Company, so that no solicitation of any stockholder outside of the CEO of the Company, its controlling stockholder (EIG Venture Capital Ltd.) and the controlling person (Ulf Telander) of the controlling stockholder was necessary. Ulf Telander, the President of EIG Venture Capital Ltd., has been identified in the principal stockholders table as its controlling person.

Principal Stockholders and Security Ownership of Management, page 2

2.	Revised Presentation of Principal Stockholders Table. Information as to the holders of the two classes of preferred stock has been added to the table in the PRER 14C.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN US, INC.

By:	/s/ Jan Telander
Jan Telander
Chief Executive Officer